MetaSolv Inc.

5556 Tennyson Parkway

Plano, Texas 75024

February 17, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention: Mr. Brad Skinner

Re:	MetaSolv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 8-K
Filed October 27, 2005
File No. 0-28129

Ladies and Gentleman:

On behalf of MetaSolv, Inc. (the “Company”), this letter responds to comments from the Securities and Exchange Commission’s staff (the “Staff”) letter dated February 17, 2006, which are additional to comments provided in the Staff’s letter dated December 28, 2005. We are faxing this letter to you concurrently with filing it via EDGAR correspondence, to facilitate the Staff’s review.

In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s additional comments, each of which is numbered as an “Item” below and followed by the Company’s response. References to “Comments” will be to the comments as numbered in the Staff’s original letter dated December 28, 2005.

Staff Items 1 and 2.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

b) Revenue Recognition page 47

1.	We have considered your response to prior comment number 8 from our letter dated December 28, 2005 and, based on additional information provided in supplemental telephone conversations, understand that this response may not include a fully accurate description of the ways in which renewal PCS is sold, the processes used to establish PCS renewal rates, and the manner in which you establish VSOE for PCS. Accordingly, please review and clarify that response to the extent you consider appropriate.

2.	For arrangements involving multiple elements, revise your disclosure to describe, in reasonable detail, how you establish VSOE for individual elements.

Company’s Response to Staff Items 1 and 2

In response to Items 1 and 2 above, The Company would like to revise its entire response to prior Comment 8. Following is our revised response, which supersedes and replaces those previously sent to the Staff:

Comment No. 8: You indicate that you recognize revenue using the residual method when VSOE of the fair value of all undelivered elements exists. In circumstances when VSOE for undelivered elements does not exist, you defer all revenue from the arrangement. Tell us how you establish VSOE for each undelivered element. Also, describe the specific circumstances in which you conclude that VSOE does not exist. Explain how you have considered providing similar disclosure in the notes to your financial statements.

Response No. 8: Generally, the Company does not sell its core software products on a stand alone basis. The software license is typically bundled with post contract support and sometimes with consulting services. Therefore the software revenue is recognized using the residual method as defined in SOP 98-9.

The VSOE value for the post contract support (maintenance) is equal to the amount, as called for in the contract, at which that particular customer can renew maintenance in future periods. The Company uses the perpetual rate or Stated Renewal approach for determining VSOE of fair value for its PCS arrangements. This approach is based on the guidance in paragraph 57 of SOP 97-2, which states that “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate)” (emphasis added).

The Company understands that to be substantive, the PCS renewal rate cannot be significantly below the software vendors normal pricing practice. The Company advises

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

the Staff that it is unaware of any situations where the Company has entered into agreements where a PCS renewal rate is below our normal pricing practice.

The telecommunications industry has been under significant pressure to reduce costs, and the Company is frequently asked to renegotiate its maintenance rates upon renewal of the maintenance contract. The company has been successful in not negotiating maintenance rates upon the first renewal, but in subsequent years the company has engaged in renegotiations where the customer has decommissioned seats or modules. In recent periods, the Company has been successful at holding approximately 80% of its customers at the rate specified in the contract, while approximately 20% are renegotiated at lower rates. The Company considers the results of such negotiations as a part of the available objective evidence, supporting our determination of the fair value of maintenance when sold on a stand-alone basis.

The Company provides consulting services for each of its products, which consist principally of implementation services such as planning, loading of software, training of customer personnel, data migration and building simple interfaces. The level of complexity of each of these services and the skill set of the employees performing these services is similar. The rates that the Company charges its customers may vary depending on the size of the assignment, the size of the customer and competitive environment for such services. The VSOE value for consulting services is determined by reference to the average rate per hour of consulting services that have been provided to customers when we sell our consulting services separately applied to an estimated number of hours to complete the project. These average rates do not incorporate any assumptions about gross margins. The weighted average rate per hour is reviewed semi-annually and is established by geographical region and segmented by size of contract. More than 70% of our consulting services that are sold separately are sold at rates that are within 15% of the established VSOE value. Accordingly, the Company believes it has established VSOE for its professional services.

The Company develops software interfaces for use with its core software products. Each interface, which the Company refers to as a “cartridge,” allows one of the Company’s software products to interface with a particular hardware device, such as a switch or other device developed by a network equipment manufacturer. Due to the nature of the Company’s software products, it has developed hundreds of specific cartridges and the Company continues to develop new cartridges as equipment manufacturers release new switch devices into the marketplace and new cartridges are requested by its customers. Cartridges are frequently sold on a stand-alone basis with no other software or consulting service deliverables. The VSOE of cartridges is based on the list price of each cartridge as determined by the Company’s product management team when the cartridge is developed. List price is typically set at a price that the Company estimates is below the cost at which customers could develop the cartridge on their own, and at which management believes the cartridge would sell for when sold separately. The development time for these cartridges is typically short and the time

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

between establishing the price of a cartridge and its introduction into the marketplace typically does not exceed 60 days.

The Company is unaware of any situations during the three years ended December 31, 2004 in which it has been unable to establish VSOE values using the guidance in SOP 97-2 and 98-9.

This VSOE assessment process is described in footnote 1(b) Revenue Recognition in the Company’s Form 10-K.

The Company will therefore revise the footnote in its 2005 Form 10-K filing as follows:

b)	Revenue Recognition

Substantially all of the Company’s revenues are derived from providing (i) licenses of our software; (ii) post contract customer support, otherwise known as maintenance; and (iii) professional services, including implementation and training services. The Company licenses its software in multiple element arrangements in which the customer typically purchases a combination of (i) its software products, (ii) a maintenance arrangement, which is generally priced as a percentage of the software license fees and provides for technical support and product updates over a period of one year, and (iii) a professional services arrangement on either a fixed price, or a time and materials basis.

Determining Separate Elements and Allocating Value to Those Elements

The Company recognizes revenue using the residual method pursuant to the requirements of Statement of Position No. 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position No. 98-9, “Software Revenue Recognition with Respect to Certain Arrangements.” Under the residual method, revenue is recognized in a multiple element arrangement when company-specific objective evidence of fair value exists for all of the undelivered elements (i.e., professional services and maintenance) in the arrangement, but does not exist for one of the delivered elements in the arrangement (i.e., the software product). The Company allocates revenue to each element in the arrangement based on its respective fair value, with the fair value determined by the price charged when that element is sold separately. The Company defers revenue for the fair value of its undelivered elements (e.g., professional services and maintenance) and recognizes revenue for the remainder of the arrangement fee attributable to the delivered elements (i.e., software product) when the basic criteria in SOP 97-2 have been met.

The Company determines the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to the customer based on full deployment of the licensed software products and the fair value of the professional services portion of the arrangement based on the hourly rates that the Company charges

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

for these services when sold independently from a software license. If evidence of fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue from the arrangement is deferred and recognized over the period that these elements are delivered.

In addition to evaluating the fair value of each element of the arrangement, the Company evaluates whether the elements can be separated into separate accounting units under SOP 97-2. In making this determination, the Company considers the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.

Software License Revenue

Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. For substantially all of the Company’s software arrangements, the Company defers revenue for the fair value of the maintenance and professional services to be provided to the customer and recognizes revenue for the software license when persuasive evidence of an arrangement exists and delivery of the software has occurred, provided the fee is fixed or determinable and collection is deemed probable.

If at the outset of the customer arrangement, the Company determines that the arrangement fee is not fixed or determinable, the Company defers the revenue and recognizes the revenue when the arrangement fee becomes due and payable. If at the outset of the customer arrangement, the Company determines that collectibility is not probable, the Company defers the revenue and recognizes the revenue when payment is received.

Maintenance Revenue

The Company’s customers typically prepay maintenance for the first year in connection with a new software license, and the related revenue is deferred and recognized ratably over the term of the initial maintenance contract based on the number of days the contract is outstanding during each period. Maintenance is renewable by the customer on an annual basis thereafter. Rates for maintenance, including subsequent renewal rates, are typically established based upon a specified percentage of net license fees as set forth in the arrangement.

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

Professional Services Revenue

Professional services revenue primarily consists of implementation services related to the installation of the Company’s software products and training revenues. The Company’s software is ready to use by the customer upon receipt and, therefore, the Company’s implementation services do not involve significant customization to or development of the underlying software code.

The Company is frequently engaged to provide consulting and implementation services in connection with the licensing of its software. In situations where such services are provided on a fixed price basis, revenues relating to the services are recognized using the percentage-of-completion method. Revenue earned using the percentage-of-completion method is based on management’s estimate of progress towards completion. Changes to estimates of progress towards completion, if any, are accounted for as a change in estimate in the period of the change. Of total deferred revenues, approximately $544,000 and $1,292,000 as of December 31, 2005 and 2004, respectively, represented billings in excess of costs and related profits on certain contracts accounted for under the percentage-of-completion method. Of unbilled receivables, approximately $1,745,000 and $501,000 as of December 31, 2005 and 2004, respectively, represented costs and related profits in excess of billings on contracts accounted for under the percentage-of-completion method.

Staff Item 3.

Form 8-K, filed October 27, 2005

3.	We have considered the example disclosure provided in your response to prior comment number 17 from our letter dated December 28, 2005 and do not believe it adequately addresses the matters raised in that comment. In this regard, the disclosure appears to be generic in nature and does not appear to provide specific, substantive disclosure with respect to either the measures presented or the adjustments made in arriving at those measures. As examples, we note the following:

•	You do not appear to provide any discussion regarding the economic substance behind your decision to use the measures;

•	While you indicate that there are material limitations to the measures, you do not explain what those limitations are;

•	You do not explain the ways in which you compensate for the limitations when using the measures;

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

•	You do not provide meaningful information regarding why you believe the non-GAAP measures are useful to investors;

•	You do not explain why it is meaningful and useful to exclude certain recurring costs while including revenue produced as a result of those costs;

•	You do not explain why it is useful to remove cash costs from a performance, as opposed to liquidity, measure; and,

•	You do not indicate that you believe the financial impact of the adjusted items will disappear or become immaterial within a near-term finite period.

As indicated in our prior comment number 17 and the FAQ Regarding the Use of Non-GAAP Measures, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the measure is used to evaluate performance.

Company’s Response to Item 3

In future situations where the Company discusses financial information and data, the Company will clarify its discussion to include the economic substance behind the use of non-GAAP measures, examples of the material limitations in the use of such measures and the compensating measures relating to those limitations, and why we believe the non-GAAP measures are useful to investors. In addition, we will explain our rationale for removing cash costs from a performance measure and why we believe it is meaningful to exclude certain recurring costs.

However, the Company is currently evaluating the Staff’s views and may remove its non-GAAP disclosures from future releases.

Acknowledgments Requested by Your Letter of December 28, 2005. At your request, we also again acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Att: Mr. Brad Skinner

February 17, 2006

We hope that this information is responsive to your request of February 17, 2006.

Thank you for your assistance with these filings. If you have any questions or comments regarding the foregoing, please call the undersigned at your convenience at (972) 403-8501.

Sincerely,

MetaSolv Inc.

By:	/S/ Glenn A. Etherington
Glenn A. Etherington, CFO

cc:	T. Curtis Holmes, Jr. [MetaSolv, Inc.]
Jonathan K. Hustis [MetaSolv, Inc.]